Exhibit 99.1

Yunji Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Hangzhou, CHINA, March 21, 2024 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20231.

Fourth Quarter 2023 Highlights

●	Total revenues in the fourth quarter of 2023 were RMB149.1 million (US$21.0 million), compared with RMB288.7 million in the same period of 2022. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Repeat purchase rate[2] in the twelve months ended December 31, 2023 was 75.4%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “Throughout 2023, we proactively explored and engaged in various trials and innovations to navigate the dynamic market landscape. We have successfully developed a number of new products that will be gradually launched in 2024, as we to strive to better serve consumer needs.”

“We will continue to prioritize the efficient use of our working capital and judiciously optimize asset allocation to enhance support for our operations.” said Mr. Yeqing Cui, Senior Financial Director of Yunji.

Fourth Quarter 2023 Unaudited Financial Results

Total revenues were RMB149.1 million (US$21.0 million), compared with RMB288.7 million in the same period of 2022. This change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenues from sales of merchandise were RMB112.3 million (US$15.8 million), compared with RMB241.3 million in the same period of 2022.

●	Revenues from the marketplace business were RMB34.3 million (US$4.8 million), compared with RMB42.9 million in the same period of 2022.

●	Other revenues were RMB2.5million (US$0.4 million), compared with RMB4.5 million in the same period of 2022.

Total cost of revenues decreased by 53.3% to RMB79.6 million (US$11.2 million), or 53.4% of total revenues, from RMB170.6 million, or 59.1% of total revenues, in the same period of 2022. The decrease was primarily attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis. Total cost of revenues, which primarily comprises the costs related to the sales of merchandise, decreased accordingly in the fourth quarter of 2023.

Total operating expenses decreased by 28.1% to RMB109.8 million (US$15.5 million) from RMB152.7 million in the same period of 2022.

●	Fulfillment expenses decreased by 21.9% to RMB24.8 million (US$3.5 million), or 16.7% of total revenues, from RMB31.8 million, or 11.0% of total revenues, in the same period of 2022. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs as a result of staffing structure refinements, and (iii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses decreased by 51.7% to RMB28.5 million (US$4.0 million), or 19.1% of total revenues, from RMB59.0 million, or 20.4% of total revenues, in the same period of 2022. The decrease was primarily due to (i) a decrease in member management fees, and (ii) reduced business promotion expenses.

●	Technology and content expenses decreased by 29.2% to RMB12.0 million (US$1.7 million), or 8.1% of total revenues, from RMB17.0 million, or 5.9% of total revenues, in the same period of 2022. The decrease was primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server costs.

●	General and administrative expenses decreased by 1.0% to RMB44.5 million (US$6.3 million), or 29.8% of total revenues, from RMB44.9 million, or 15.6% of total revenues, in the same period of 2022. The decrease was primarily due to the reduction in personnel costs as a result of staffing structure refinements and share-based compensation expenses, partially offset by an increase in the allowance for credit losses.

Loss from operations was RMB39.5 million (US$5.6 million), compared with RMB33.1 million in the same period of 2022.

Financial loss, net was RMB23.4 million (US$3.3 million), compared with financial income, net of RMB8.4 million in the same period of 2022, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB65.9 million (US$9.3 million), compared with RMB38.2 million in the same period of 2022.

Adjusted net loss (non-GAAP)3 was RMB65.0 million (US$9.2 million), compared with RMB31.0 million in the same period of 2022.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.03, compared with RMB0.02 in the same period of 2022.

Fiscal Year 2023 Unaudited Financial Results

Total revenues were RMB640.2 million (US$90.2 million), compared with RMB1,154.1 million in the full year of 2022. The decrease was primarily due to the same factors that led to the quarterly decrease.

●	Revenues from sales of merchandise were RMB500.7 million (US$70.5 million), compared with RMB965.8 million in the full year of 2022.

●	Revenues from the marketplace business were RMB130.2 million (US$18.3 million), compared with RMB170.6 million in the full year of 2022.

●	Other revenues were RMB9.3 million (US$1.4 million), compared with RMB17.7 million in the full year of 2022.

Total cost of revenues decreased by 48.9% to RMB332.8 million (US$46.9 million) from RMB651.6 million in the full year of 2022. This decrease was primarily attributable to the same factors that led to the quarterly decrease.

Total operating expenses were RMB403.0 million (US$56.8 million), compared with RMB602.7 million in the full year of 2022.

●	Fulfillment expenses decreased by 33.1% to RMB107.5 million (US$15.1 million), or 16.8% of total revenues, from RMB160.7 million, or 13.9% of total revenues, in the full year of 2022. The decrease was primarily due to the same factors that led to the quarterly decrease.

●	Sales and marketing expenses decreased by 43.6% to RMB121.0 million (US$17.1 million), or 18.9% of total revenues, from RMB214.8 million, or 18.6% of total revenues, in the full year of 2022.The decrease was primarily due to the same factors that led to the quarterly decrease.

●	Technology and content expenses decreased by 34.3% to RMB53.5 million (US$7.5 million), or 8.4% of total revenues, from RMB81.4 million, or 7.1% of total revenues, in the full year of 2022.The decrease was primarily due to the same factors that led to the quarterly decrease.

●	General and administrative expenses decreased by 17.1% to RMB121.0 million (US$17.1 million), or 18.9% of total revenues, from RMB145.9 million, or 12.6% of total revenues, in the full year of 2022. The decrease was primarily due to the same factors that led to the quarterly decrease.

Loss from operations was RMB80.6 million (US$11.4 million), compared with RMB78.6 million in the full year of 2022.

Financial loss, net was RMB60.2 million (US$8.5 million), compared with RMB14.4 million in the full year of 2022, primarily due to the same factors that led to the quarterly change.

Net loss was RMB165.1 million (US$23.3 million), compared with RMB138.4 million in the full year of 2022.

Adjusted net loss3 was RMB166.0 million (US$23.4 million), compared with RMB108.2 million in the full year of 2022.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.08 (US$0.01), compared with RMB0.07 in the full year of 2022.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, March 21, 2024, at 7:00 A.M. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	3665337

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	414,634	517,542	72,894
Restricted cash	42,109	27,169	3,827
Short-term investments	212,003	7,195	1,013
Accounts receivable, net (Allowance for credit losses of RMB16,762 and RMB35,159, respectively)	94,111	64,312	9,058
Advance to suppliers	32,738	14,058	1,980
Inventories, net	54,651	42,716	6,016
Amounts due from related parties	202	1,361	192
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB14,510 and RMB13,017, respectively)	362,065	134,247	18,908

Total current assets	1,212,513	808,600	113,888

Non-current assets
Property and equipment, net	168,928	175,451	24,712
Long-term investments	414,325	364,159	51,291
Operating lease right-of-use assets, net	231	16,507	2,325
Other non-current assets (Allowance for credit losses of RMB2,091 and RMB22,213, respectively)	96,414	189,067	26,630

Total non-current assets	679,898	745,184	104,958

Total assets	1,892,411	1,553,784	218,846

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	138,903	96,782	13,631
Deferred revenue	21,748	9,412	1,326
Incentive payables to members[5]	207,331	124,889	17,590
Member management fees payable	11,087	4,373	616
Other payable and accrued liabilities	145,527	109,200	15,381
Amounts due to related parties	10,608	3,535	498
Operating lease liabilities - current	1,162	3,376	476

Total current liabilities	536,366	351,567	49,518

Non-current liabilities
Operating lease liabilities	145	11,122	1,566

Total non-current liabilities	145	11,122	1,566

Total Liabilities	536,511	362,689	51,084

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(98,709)	(116,108)	(16,353)
Additional paid-in capital	7,333,144	7,328,680	1,032,223
Statutory reserve	16,078	16,254	2,289
Accumulated other comprehensive income	63,113	85,291	12,013
Accumulated deficit	(5,958,666)	(6,123,971)	(862,543)
Total Yunji Inc. shareholders’ equity	1,355,030	1,190,216	167,639
Non-controlling interests	870	879	123
Total shareholders’ equity	1,355,900	1,191,095	167,762
Total liabilities and shareholders’ equity	1,892,411	1,553,784	218,846

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	241,278	112,330	15,821	965,796	500,651	70,515
Marketplace revenue	42,921	34,259	4,825	170,561	130,188	18,337
Other revenues	4,494	2,558	360	17,757	9,370	1,320
Total revenues	288,693	149,147	21,006	1,154,114	640,209	90,172
Operating cost and expenses:
Cost of revenues	(170,570)	(79,613)	(11,213)	(651,578)	(332,774)	(46,870)
Fulfilment	(31,814)	(24,845)	(3,499)	(160,680)	(107,472)	(15,137)
Sales and marketing	(58,942)	(28,478)	(4,011)	(214,783)	(121,039)	(17,048)
Technology and content	(16,990)	(12,033)	(1,695)	(81,382)	(53,490)	(7,534)
General and administrative	(44,920)	(44,477)	(6,264)	(145,857)	(120,951)	(17,036)
Total operating cost and expenses	(323,236)	(189,446)	(26,682)	(1,254,280)	(735,726)	(103,625)
Other operating income	1,404	780	110	21,599	14,898	2,098
Loss from operations	(33,139)	(39,519)	(5,566)	(78,567)	(80,619)	(11,355)
Financial income/(loss) net	8,353	(23,427)	(3,300)	(14,356)	(60,226)	(8,483)
Foreign exchange income/(loss) net	3,311	723	102	(15,697)	(6,743)	(950)
Other non-operating income/(loss) net	11	31	4	2,072	(2,405)	(339)
Loss before income tax expense, and equity in loss of affiliates, net of tax	(21,464)	(62,192)	(8,760)	(106,548)	(149,993)	(21,127)
Income tax expense	(11,344)	(1,328)	(187)	(24,791)	(7,851)	(1,106)
Equity in loss of affiliates, net of tax	(5,409)	(2,331)	(328)	(7,051)	(7,276)	(1,025)
Net loss	(38,217)	(65,851)	(9,275)	(138,390)	(165,120)	(23,258)
Less: net income/(loss) attributable to non-controlling interests shareholders	6	11	1	(217)	9	1
Net loss attributable to YUNJI INC.	(38,223)	(65,862)	(9,276)	(138,173)	(165,129)	(23,259)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(38,223)	(65,862)	(9,276)	(138,173)	(165,129)	(23,259)
Net loss	(38,217)	(65,851)	(9,275)	(138,390)	(165,120)	(23,258)
Other comprehensive income
Foreign currency translation adjustment	(15,242)	(10,302)	(1,451)	78,777	22,178	3,124
Total comprehensive loss	(53,459)	(76,153)	(10,726)	(59,613)	(142,942)	(20,134)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	6	11	1	(217)	9	1
Total comprehensive loss attributable to YUNJI INC.	(53,465)	(76,164)	(10,727)	(59,396)	(142,951)	(20,135)
Net loss attributable to ordinary shareholders	(38,223)	(65,862)	(9,276)	(138,173)	(165,129)	(23,259)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,029,131,769	1,966,998,532	1,966,998,532	2,088,319,721	1,971,108,505	1,971,108,505
Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.03)	-	(0.07)	(0.08)	(0.01)
Diluted	(0.02)	(0.03)	-	(0.07)	(0.08)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,152	401	57	4,388	1,554	219
General and administrative	5,326	377	53	23,994	503	71
Fulfillment	305	46	6	1,229	(2,525)	(356)
Sales and marketing	479	57	8	539	(417)	(59)
Total	7,262	881	124	30,150	(885)	(125)

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(38,217)	(65,851)	(9,275)	(138,390)	(165,120)	(23,258)
Add: Share-based compensation	7,262	881	124	30,150	(885)	(125)
Adjusted net loss	(30,955)	(64,970)	(9,151)	(108,240)	(166,005)	(23,383)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. “Repeat purchase rate” only considers orders placed through the Company’s app. Repeat purchases made through the Company’s mini-programs are excluded from the calculation.
3.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
4.	As of December 31, 2023, Short-term loan receivables of amount RMB80,897 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.
5.	As of December 31, 2023, the decrease in incentive payables was primarily due to derecognition of long-aged payables to inactive members.
6.	As of December 31, 2023, the Group, as one of the five co-defendants, was involved in an on-going legal proceeding that arose in the ordinary course of business (the “Case”). The plaintiff sought monetary damages jointly and severally from all co-defendants. As of the date of this earnings release, the Case is still under the appeal trial process and subject to final judgment by the Guangzhou Intermediate People’s Court, and the amount involved is approximately RMB23.1 million. Based on the currently available information, management believes that the claims by the plaintiff have no merit and the Group has valid defence and will defend vigorously in the Case. Accordingly, the Group has not made accrual for the Case as of December 31, 2023.